UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

W&T Offshore, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

92922P106
(CUSIP Number)

Tracy W. Krohn
Nine Greenway Plaza, Suite 300
Houston, Texas 77046
713.626.8525
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Tracy W. Krohn
2	Check the Appropriate Box if a member of a Group (A):☐ (B):☐
3	SEC Use Only PF
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 46,371,586 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 46,371,586 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,371,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.0% (2)
14	Type of Reporting Person IN

(1)

Comprised of (i) 45,605,773 shares of common stock, par value $.00001, of W&T Offshore, Inc. (“Shares”) held indirectly by Tracy W. Krohn (“Mr. Krohn”) through the Tracy William Krohn Living Trust, dated May 31, 2012 (the “TWK Trust”), of which Mr. Krohn is trustee, (ii) 623,969 Shares held by the Tracy William Krohn 2008 JFF Trust, dated December 3, 2011 (the “JFF Trust”), of which Mr. Krohn is trustee and (iii) 141,844 Shares held by the Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012 (the “AKF Trust” and together with the TWK Trust and the JFF Trust, the “Trusts”), of which Mr. Krohn is trustee.

(2)	Based upon 140,690,393 Shares outstanding as of July 31, 2019.

1	Name of Reporting Person Tracy William Krohn Living Trust, dated May 31, 2012
2	Check the Appropriate Box if a member of a Group (A):☐ (B):☐
3	SEC Use Only OO
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 45,605,773 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,605,773 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,605,773
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.4% (2)
14	Type of Reporting Person OO

(1)	Voting and dispositive power with respect to such Shares is exercised by Mr. Krohn, as trustee of the TWK Trust.

(2)	Based upon 140,690,393 Shares outstanding as of July 31, 2019.

1	Name of Reporting Person Tracy William Krohn 2008 JFF Trust, dated December 3, 2011
2	Check the Appropriate Box if a member of a Group (A):☐ (B):☐
3	SEC Use Only OO
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 623,969 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 623,969 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 623,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% (2)
14	Type of Reporting Person OO

(1)	Voting and dispositive power with respect to such Shares is exercised by Mr. Krohn, as trustee of the JFF Trust.

(2)	Based upon 140,690,393 Shares outstanding as of July 31, 2019.

1	Name of Reporting Person Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012
2	Check the Appropriate Box if a member of a Group (A):☐ (B):☐
3	SEC Use Only OO
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 141,844 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 141,844 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,844
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14	Type of Reporting Person OO

(1)	Voting and dispositive power with respect to such Shares is exercised by Mr. Krohn, as trustee of the AKF Trust.

(2)	Based upon 140,690,393 Shares outstanding as of July 31, 2019.

Introduction

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on February 11, 2005, Amendment No. 1 to Schedule 13D filed on February 11, 2005, Amendment No. 2 to Schedule 13D filed on May 25, 2006, Amendment No. 3 to Schedule 13D filed on April 11, 2008, Amendment No. 4 to Schedule 13D filed on September 28, 2016 and Amendment No. 5 to Schedule 13D filed on August 22, 2019 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13D/A with respect to the common stock, par value $0.00001 per share, of W&T Offshore, Inc. (the “Company”). This Amendment to the Schedule 13D is being filed to report that the TWK Trust acquired an additional 100,000 Shares on August 23, 2019 in addition to the previously reported purchases of 274,288 Shares from July 10, 2019 through August 16, 2019, as well as to clarify and update Item 5(c) of this Schedule 13D by providing certain additional information regarding individual purchases of Shares made within the past 60 days of this filing. Mr. Krohn serves as the trustee of the TWK Trust and exercises voting and dispositive power over the Shares held by the TWK Trust.

ITEM 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)     This Schedule 13D is being filed jointly by Mr. Krohn, the TWK Trust, the JFF Trust and the AKF Trust (together, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

(b)     The business address of the Reporting Persons is Nine Greenway Plaza, Suite 300, Houston, Texas 77046.

(c)     Mr. Krohn is Founder, Chairman of the Board and Chief Executive Officer of the Company. The TWK Trust was formed by Mr. Krohn as the grantor of the TWK Trust. The JFF Trust was formed by Jerome F. Freel as the grantor of the JFF Trust. The AKF Trust was formed by Jerome F. Freel as the grantor of the AKF Trust.

(d) & (e)      None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)     Mr. Krohn is a citizen of the United States and each of the Trusts is a trust formed under the laws of the State of Texas.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Mr. Krohn and the Trusts, as applicable, have purchased the Shares with personal assets and assets of the Trusts.

ITEM 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 23, 2019, the TWK Trust acquired 100,000 Shares through open market purchases. The Shares were acquired for investment purposes.

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended in their entirety to read as follows:

(a)     There are 140,690,393 Shares outstanding as of July 31, 2019.

As of August 23, 2019, Mr. Krohn beneficially owned an aggregate of 46,371,586 Shares, representing, in the aggregate, approximately 33.0% of the outstanding Shares, comprised of (i) 45,605,773 Shares held by the TWK Trust, representing, in the aggregate, approximately 32.4% of the outstanding Shares, (ii) 623,969 Shares held by the JFF Trust, representing, in the aggregate, approximately 0.4% of the outstanding Shares and (iii) 141,844 Shares held by the AKF Trust, representing, in the aggregate, approximately 0.1% of the outstanding Shares.

(b)     Mr. Krohn has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of 46,371,586 Shares that he beneficially owns as indicated above. As the trustee of the Trusts, Mr. Krohn has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of all of the Shares held by the Trusts.

(c)     During the past 60 days, the TWK Trust has made the following purchases of Shares through open market transactions:

Date	Amount	Price
July 10, 2019	15,000	$4.65
July 11, 2019	100,300	$4.66
July 12, 2019	100,000	$4.60
August 8, 2019	21,500	$4.47
August 15, 2019	22,563	$4.17
August 16, 2019	14,925	$4.38
August 23, 2019	100,000	$4.06

ITEM 7.	Material to be Filed as Exhibits

Exhibit Number	Description
Exhibit 1

Joint Filing Agreement, dated September 6, 2019, by and among Tracy W. Krohn, the Tracy William Krohn Living Trust, dated May 31, 2012, the Tracy William Krohn 2008 JFF Trust, dated December 3, 2011 and the Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 6, 2019

/s/ Tracy W. Krohn
Tracy W. Krohn

Tracy William Krohn Living Trust,
dated May 31, 2012

/s/ Tracy W. Krohn
Tracy W. Krohn, as trustee

Tracy William Krohn 2008 JFF Trust,
dated December 3, 2011

/s/ Tracy W. Krohn
Tracy W. Krohn, as trustee

Tracy William Krohn Exempt AKF Descendant’s Trust, dated
November 1, 2012

/s/ Tracy W. Krohn
Tracy W. Krohn, as trustee

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1

Joint Filing Agreement, dated September 6, 2019, by and among Tracy W. Krohn, the Tracy William Krohn Living Trust, dated May 31, 2012, the Tracy William Krohn 2008 JFF Trust, dated December 3, 2011 and the Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012.